SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑                      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☑

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By:	/s/ Ilan Erez
Ilan Erez
Chief Financial Officer

Dated: February 28, 2011

News Release For Immediate Release

Cimatron Announces Approval of Dual Listing on the Tel Aviv Stock Exchange

Trading on the TASE will start on Wednesday, March 2, 2011

Givat Shmuel, Israel, – February 28, 2011– Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced that the Tel-Aviv Stock Exchange (“TASE”) has approved the dual listing of Cimatron’s ordinary shares on the TASE beginning when trading commences on Wednesday, March 2, 2011, under the ticker symbol CIMT. Cimatron’s ordinary shares will continue to be listed on the NASDAQ Capital Market in the United States, and Cimatron will remain subject to the rules and regulations of NASDAQ and of the U.S. Securities and Exchange Commission.

“We are very pleased to welcome Cimatron to the Tel-Aviv Stock Exchange, where the company joins an increasing number of dual-listed high-tech companies,” said Ester Levanon, CEO of the Tel-Aviv Stock Exchange. “The TASE is the home of Israel’s innovative and growing companies.  Cimatron joins some 140 high-tech listed companies, which reflects the strong position of the Tel-Aviv Stock Exchange in the high-tech and biotech industries. We are confident that the dual listing will enable Cimatron to increase its exposure to Israeli investors, enjoy expanded trading hours and facilitate quick and easy investor access to Cimatron’s shares.”

“We are pleased to join the TASE with this new dual listing,” said Yossi Ben-Shalom, Chairman of the Board of Directors of Cimatron. “As we stated earlier this month, when we announced our intention to register for dual listing, we believe that this step will expand our exposure to the Israeli investment community and will increase the interest in Cimatron among Israel’s large and sophisticated institutional investors, as well as provide trading access for European investors during regular European business hours.”

Trading on the TASE occurs Sunday through Thursday from 9:45 AM to 4:30 PM Israel time, except on TASE trading holidays. Through Israel’s Dual Listing Law that took effect in October 2000, U.S.-listed companies may dual-list on the TASE without any additional regulatory requirements. TASE links to the U.S. markets via a direct link to DTC, a subsidiary of the Depository Trust & Clearing Corporation, which facilitates the trading of dually-listed securities.

About Cimatron

With over 28 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ exchange under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

News Release For Immediate Release

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For More Information Contact:

Ilan Erez
Chief Financial Officer
Cimatron Ltd.
Phone: +972 73 237 0114
Email: ilane@cimatron.com